Exhibit (a)(10)

                IN THE COURT OF CHANCERY IN THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

- - - - - - - - - - - - - - - - - - - X
PAUL LIEBHARD,                        :

               Plaintiff,             :

     v.                               :
                                                 C.A. No. 16220 NC
MACK G. NICHOLS, JAMES M. STOLZE,     :
WILLIAM F. MORRISON, DANIEL TOLL,
PAUL HUMMER II, P. JACK O'BRYAN, and  :
A.P. GREEN INDUSTRIES, INC.,
                                      :
               Defendants.
- - - - - - - - - - - - - - - - - - - X


                             CLASS ACTION COMPLAINT

         Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

         1. Plaintiff has been the owner of the common stock of A.P. Green Industries, Inc. ("Green" or the "Company") since prior to the transaction herein complained of and continuously to date.

         2. Green is a corporation duly organized and existing under the laws of the State of Delaware. The Company mines, processes, makes and distributes specialty minerals and mineral based products.

         3. Global Industrial Technologies, Inc. ("Global") is a Delaware corporation based in Dallas, Texas and is engaged in the mining and processing of minerals and makes refractory products.




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Global  also  manufactures  pneumatic  and  electric  tools,  flanges and mining equipment.

         4. Defendants Mack G. Nichols, James M. Stolze, William F. Morrison, Daniel Toll, Paul Hummer, II and P. Jack O'Bryan constitute Green's Board of Directors.

         5. The individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Green and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS

         6. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         7.  This action is properly maintainable as a class action because:

            (a)  The class is so  numerous   that  joinder  of  all  members  is
impracticable. As of March 21, 1997, there were


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approximately  8,024,000  shares  of Green  common  stock  outstanding  owned by hundreds, if not thousands, of record and beneficial holders.

              (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.


              (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

              (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

              (e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the


                                      -3-

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Class, which would establish  incompatible  standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

                             SUBSTANTIVE ALLEGATIONS


         8. On March 4, 1998, Green and Global announced that they had entered into a definitive merger agreement whereby Global will acquire Green in a transaction valued at $195 million. Under the terms of the transaction as presently proposed, Global will commence a cash tender offer for all of Green's outstanding common shares at a price of $22 per share. Shares of Green not tendered will be converted by merger into the right to receive $22 per share.

         9. By entering into the agreement with Global, the Green Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and required enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are


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intrinsically   unfair  and   inadequate   from  the  standpoint  of  the  Green
shareholders.

         10. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Green's highest transactional value.

         11. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Green. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check demonstrate a clear absence of the exercise of due care and of loyalty to Green's public shareholders.

         12. The  Individual   Defendants'  fiduciary  obligations  under  these
circumstances require them to:

             (a) Undertake an appropriate evaluation of Green's net worth as a merger/acquisition candidate; and

             (b) Engage in a meaningful market check with third parties in an attempt to obtain the best value for Green's public shareholders.

         13. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Global without making the requisite effort to obtain the best offer possible.


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         14.  Plaintiff  and other  members  of the Class  have been and will be damaged in that they have not and will not receive their fair proportion of the value of Green's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Green common stock.

         15. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

             (a) The intrinsic value of Green's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results, net asset value, cash flow, and profitability of the Company;

             (b)  The  merger  price  is  not  the  result  of  an   appropriate
consideration of the value of Green because the Green Board approved the proposed merger without undertaking steps to accurately ascertain Green's value through open bidding or at least a "market check mechanism"; and

             (c) By entering into the agreement with Global, the Individual Defendants have allowed the price of Green stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Green stock.


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         16. By reason of the  foregoing,  each  member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

         17. Plaintiff and other members of the Class have no adequate remedy at law.

         WHEREFORE, plaintiff and members of the Class demand judgment against defendants as follows:

    a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

    b. Preliminarily and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the proposed transaction;

    c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

    d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest;

    e. Awarding plaintiff his costs and disbursements including reasonable allowances for fees and expenses of plaintiff's counsel and experts; and


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    f.   Granting  plaintiff and the Class such other and further  relief as the
         Court may deem just and proper.

Dated:  March 5, 1998


                           ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.



                           By: ____________________________________
                               Suite 1401, Mellon Bank Center
                               P.O. Box 1070
                               Wilmington, DE 19899-1070
                               (302) 656-4433
                               Attorneys for Plaintiff




OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414